SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
EPIX Pharmaceuticals, Inc.
(Names of Subject Company (Issuer) and Filing Person (Offeror))
3.00% Convertible Senior Notes Due 2024
(Title of Class of Securities)
26881QAB7 and 26881QAA9
(CUSIP Number of Class of Securities)
Elkan Gamzu, Ph.D.
Chief Executive Officer
EPIX Pharmaceuticals, Inc.
4 Maguire Road
Lexington, Massachusetts 02421
(781) 761-7600
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Edward A. King, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$100,000,000	$5,580

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.00% Convertible Senior Notes Due 2024, as described herein, is an aggregate of $18 million in cash, 33,900,000 shares of the Company’s (as defined below) common stock, and the maximum aggregate amount payable with respect to the contingent value rights, assuming the holders of the Convertible Senior Notes tender all their notes in the exchange offer.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000558.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $5,580
Form or Registration No.: SC TO-I
Filing Party: EPIX Pharmaceuticals, Inc.
Date Filed: April 7, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third-party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Amendment No. 2 is being filed solely to add a technical Amendment to the Restructuring Support Agreement filed as Exhibit (d)(1)(E) to the Schedule TO initially filed by EPIX Pharmaceuticals, Inc., a Delaware corporation (the “Company”), on April 7, 2009 pursuant to Rule 13e-4 of the Securities and Exchange Act of 1934. This Amendment No. 2 amends and supplements the Schedule TO (as previously amended and supplemented, the “Schedule TO”), which relates to the Company’s offer to exchange (the “Exchange Offer”) (i) 339 shares of common stock, par value $0.01 per share, plus (ii) a cash payment of $180.00, plus (iii) one contingent value right, as described in the Offer to Exchange and Consent Solicitation dated April 7, 2009 (the “Offer to Exchange”), for each $1,000 principal amount of the Company’s outstanding 3.00% Convertible Senior Notes due 2024 (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related Exchange Offer materials which were previously filed as Exhibits (a)(1)(B) to (a)(1)(G) to the Schedule TO (which Offer to Exchange and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).
     This Amendment No. 2 does not change any of the terms of the Exchange Offer contained in the Schedule TO as previously amended and supplemented. The Company believes that the addition of the Amendment to the Restructuring Support Agreement as Exhibit (d)(1)(E) to the Schedule TO is not a material change to the Schedule TO and the Offer to Exchange. Accordingly, the Exchange Offer will expire as scheduled at 12:00 a.m., New York City time, on May 5, 2009, unless the Exchange Offer is extended by us with the consent of the holders of at least 75% in outstanding principal amount of the Notes.
     The information in the Offer Materials is incorporated in this Amendment No. 2 by reference to all the applicable items in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 12. Material to be Filed as Exhibits
     Item 12 of the Schedule TO is hereby amended by the addition of the following Exhibit (d)(1)(E). All other provisions of the Schedule TO and Item 12 thereof remain unchanged.

Exhibit
Number	Description

(d)(1)(E)	Amendment to Restructuring Support Agreement, dated as of April 30, 2009, among EPIX Pharmaceuticals, Inc. and the Noteholders (as defined therein).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPIX PHARMACEUTICALS, INC.
Dated: May 1, 2009	BY:	/s/ Kim Cobleigh Drapkin
		Name:	Kim Cobleigh Drapkin, CPA
		Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Description

(d)(1)(E)	Amendment to Restructuring Support Agreement, dated as of April 30, 2009, among EPIX Pharmaceuticals, Inc. and the Noteholders (as defined therein).